EXHIBIT 16.1

Letter of Resignation

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

December 14, 2006

Secured Financial Network, Inc.
101 NE Third Ave, Suite 1500
Fort Lauderdale, FL 33301

Effective December 14, 2006, we will cease our services as your accountants.

You should take steps to retain a new accounting firm immediately

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered

Las Vegas, Nevada